Cadwalader, Wickersham & Taft LLP 650 South Tryon Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

August 30, 2024

Rolaine Bancroft
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form SF-3 Filed June 18, 2024 File No. 333-280318

Dear Ms. Bancroft:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”). We have reviewed (i) your letter dated July 15, 2024 (the “Initial Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the Registrant’s registration statement (File No. 333-280318) on Form SF-3 as initially filed on July 18, 2024, and (ii) your letter dated August 7, 2024 (together with the Initial Comment Letter, the “Comment Letters”) related to the pre-effective amendment to the registration statement submitted in connection with the Initial Comment Letter (the “Amendment No. 1”). We have discussed the comments contained in the Comment Letters with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Amendment No. 1 to Registration Statement on Form SF-3

Risk Factors

Risks Related to Conflicts of Interest

Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests, page 112

David Burkholder   Tel 704 348 5309   Fax 704 348 5200   david.burkholder@cwt.com

Rolaine Bancroft, Esq.
August 30, 2024

1.	We note your revisions in response to prior comment 6 and re-issue in part. As revised, the risk factor notes that Securities Act Rule 192 prohibits certain conflicted transactions and that "certain exemptions" may be available. The revisions do not, however, appear to qualify your disclosure that that the underwriter entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions "without regard" to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Please revise to qualify the disclosure as subject to applicable law or explain how these statements are consistent with Securities Act Rule 192.

The Registrant has revised Amendment No. 2 accordingly.

Part II - Information Not Required in Prospectus

Item 14. Exhibits

Exhibit 5.1 Opinion of Cadwalader, Wickersham & Taft LLP, page 1

2.	We note your legal opinion is limited to New York and Federal law. Please revise to also provide an opinion that covers Delaware law.

Item 601(b)(5) of Regulation S-K describes the applicable opinion required in connection with a registration on Form SF-3 as follows: “An opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.”

The securities to be issued under the registration statement are pass-through trust certificates (“Certificates”) that will be issued by a Trust created under a Pooling and Servicing Agreement to be entered into at the time a particular series of Certificates is issued by the Registrant, as depositor, one or more servicers, a trustee and certain other parties. The Trust will be the “issuing entity” within the meaning of Regulation AB for that particular series of Certificates, and the trustee for that particular series of Certificates will execute, authenticate and deliver the Certificates on behalf of the Trust. The authorization for the issuance of the Certificates, the terms and conditions applicable to the Certificates, and the benefits afforded to the holders of the Certificates will all be governed by the terms of the Pooling and Servicing Agreement, which is a New York law governed agreement.

In light of the foregoing, we believe the questions that are required to be addressed by the opinion of counsel required by Item 601(b)(5) of Regulation S-K are (1) whether the Certificates will be legally issued by the Trust, and (2) whether the terms and conditions provided in the Pooling and Servicing Agreement provide that the Certificates will be fully

Rolaine Bancroft, Esq.
August 30, 2024

paid and non-assessable, both of which are questions of New York law, notwithstanding that the Registrant, who will be a party to the Pooling and Servicing Agreement as the depositor, is organized in the State of Delaware. While there are opinions delivered with respect to the Registrant, as depositor, entering into the Underwriting Agreement and Pooling and Servicing Agreement as more fully described below, since the Certificates are not issued by the Registrant and are not “obligations of the Registrant”, the law of the jurisdiction of the Registrant’s organization is not implicated by Item 601(b)(5) of Regulation S-K. Accordingly, we do not believe that an opinion as to Delaware law is applicable in this context.

At the closing of each securitization transaction relating to the Certificates, counsel to the Registrant (who may be in-house or outside counsel) will, however, deliver an opinion of counsel that will address the Registrant’s authorization of the offering and issuance of the Certificates (“Registrant’s Corporate Opinion”). Specifically, the Registrant’s Corporate Opinion will include an opinion to the effect that: (1) the Registrant is duly organized, validly existing and in good standing under the laws of the State of Delaware; and (2) the Registrant has full corporate power and authority to execute and deliver the Underwriting Agreement and Pooling and Servicing Agreement and to perform its obligations thereunder and the Underwriting Agreement and Pooling and Servicing Agreement have been duly authorized, executed and delivered by the Registrant. Since (a) the offering of the Certificates will be made by the underwriters pursuant to the terms of the related Underwriting Agreement, (b) the Trust will be formed and the related mortgage loans will be transferred to the Trust pursuant to the Pooling and Servicing Agreement, and (c) the Certificates will be issued by the Trust (executed, authenticated and delivered by the Trustee, the Certificate Registrar and/or Authenticating Agent) pursuant to the Pooling and Servicing Agreement, the delivery of the Registrant’s Corporate Opinion as to the due execution and delivery by the Registrant of the Underwriting Agreement and the Pooling and Servicing Agreement provides legal assurance that the Registrant has authorized the offering and issuance of the Certificates.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc: Kunal K. Singh (w/o enclosures)

      William H. Dunn, Esq. (w/o enclosures)